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SEC Mail Processing Section

MAY 27 2014

Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2013 (MM/DD/YY) AND ENDING 3/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Electronic Broking LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five

(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luciano Soldiviero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Electronic Broking LLC, as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

DIANA BARONE
Notary Public
State of New Jersey
My Commission Expires Aug 19, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Electronic Broking LLC

Statement of Financial Condition
March 31, 2014

pwc

ICAP Electronic Broking LLC

Statement of Financial Condition
March 31, 2014

ICAP Electronic Broking LLC
Index
March 31, 2014

pwc

Independent Auditor's Report

To the Member of ICAP Electronic Broking LLC:

We have audited the accompanying statement of financial condition ICAP Electronic Broking LLC (the "Company") as of March 31, 2014.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Electronic Broking LLC at March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

May 19, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ICAP Electronic Broking LLC
Statement of Financial Condition
Year Ended March 31, 2014

(dollars in thousands)

Assets		
Cash and cash equivalents	$	29,638
Cash segregated under federal regulations		3,000
Deposits with clearing organizations		10
Commissions receivable, net of allowance for doubtful accounts of $0		12,458
Receivable from brokers, dealers and clearing organizations		1,526
Receivable from affiliates		12,732
Prepaid expenses and other assets		410
Total assets	$	59,774
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	7,352
Payable to brokers, dealers and clearing organizations		1,556
Payable to affiliates		1,148
Total liabilities		10,056
Commitments and contingencies (Note 6)		
Member's equity		49,718
Total liabilities and member's equity	$	59,774

The accompanying notes are an integral part of this financial statement.

1. Organization

ICAP Electronic Broking LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S.Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

The Company introduces securities transactions to affiliates for settlement and clearance.

Additionally, the Company maintains a fully disclosed clearing agreement with Pershing LLC ("Pershing") for the settlement and clearance of certain customer's U.S. Treasury securities.

2. Summary of Significant Accounting Policies

Basis of presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Financial Statements include all adjustments necessary to present fairly the financial position at March 31, 2014 and the results of operations for the year then ended.

Use of Estimates

Preparation of the Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2014 include approximately $16,360 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Such cash

(dollars in thousands)

equivalents are held by one major financial institution. Additionally at March 31, 2014, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major financial institution.

(b) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of clearing fees, commissions and market data fees.

(c) Doubtful Accounts Allowance

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs. As of March 31, 2014, there was no allowance.

(d) Income Taxes

The Company is a single member limited liability company which is owned by a partnership, and therefore treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally disregarded entities owned by a partnership are not subject to entity level federal or state income taxation and, as such, the Company does not provide for income taxes under ASC 740, Income taxes. For income tax purposes the Company's income and/or loss is combined with that of its parent IBHNA, and is then reported on the tax return of IBNHA's two members.

3. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2014 include approximately $6,249 of accrued compensation and related expenses, and $1,103 of other accrued expenses.

4. Cash Segregated Under Federal Regulations

Cash in the amount of $3,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The segregated cash held in the special reserve bank account for the exclusive benefit of customers exceeded the requirements pursuant to SEC Rule 15c3-3.

5. Receivables from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at March 31, 2014 consist of the following:

(dollars in thousands)

	Receivable		Payable
Receivable from clearing brokers, dealers and clearing organizations	$ 1,255	Payable to clearing brokers, dealers and clearing organizations	$ 1,556
PAIB Receivable	271		
	$ 1,526		$ 1,556

6. Commitments and Contingencies

Operating Leases
The Company has obligations under various non-cancelable operating leases. Future minimum rental commitments under such leases are as follows:

	Other Leases	Total
Year Ended March 31,		
2015	$ 406	$ 406
2016	135	135
	$ 541	$ 541

Legal proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries, investigations and other litigations arising from the ordinary course of business.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to its operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

7. Transactions with Affiliates

The Company has an affiliated membership in the Fixed Income Clearing Corporation ("FICC") underneath the direct membership of ICAP Securities USA LLC ("USA"). While the Company maintains a separate participant identification with the FICC, all margining is combined at the USA level.

The Company introduces securities transactions to affiliates for clearance and settlement.

(dollars in thousands)

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2014, $12,732 was prepaid to an affiliate under this agreement and therefore is reflected in receivable from affiliates in the Statement of Financial Condition.

Additionally receivable from affiliates also includes $22 due from ICAP Management Services Hong Kong Ltd ("IMSHK", a wholly owned subsidiary of ICAP plc) for shared administrative expenses incurred by the Company on behalf of IMSHK, and revenues collected by IMSHK on behalf of the Company.

The Company has payables to affiliates of $1,148 relating to commissions collected by the Company on the affiliate's behalf.

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

8. Employee Benefits

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions; except for employees who earn salaries in excess of a certain threshold.

9. Stock Option Plans

The Company accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

ICAP plc Long Term Incentive Plan

ICAP plc has established the ICAP plc Long Term Incentive Plan ("LTIP") which requires certain executives to defer 25% of their annual cash bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. As of March 31, 2014 the total amount of stock grants outstanding was 43,360.

10. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

(dollars in thousands)

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company did not have any assets or liabilities classified as Level 3 at March 31, 2014.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	March 31, 2014			
Assets:	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 16,360	$ -	$ -	$ 16,360
Total assets at fair value	$ 16,360	$ -	$ -	$ 16,360

The Company's cash and cash equivalents include short-term highly liquid money market mutual funds of $16,360, which are quoted through over the counter markets and therefore considered Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2014 the Company did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

(dollars in thousands)

	March 31, 2014			
Assets:	Level 1	Level 2	Level 3	Total
Commissions receivable	$ -	$ 12,458	$ -	$ 12,458
Receivable from broker dealers and clearing organizations	-	1,526	-	1,526
Total	$ -	$ 13,984	$ -	$ 13,984
Liabilities:				
Payable to broker dealers and clearing organizations	$ -	$ 1,556	$ -	$ 1,556
Total	$ -	$ 1,556	$ -	$ 1,556

11. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2014, the Company had net capital of $27,352 which was $27,102 in excess of its required net capital of $250.

12. Financial Instruments with Off-Balance-Sheet Risk

The Company acts as an intermediary to execution of transactions between undisclosed principals. Even though the Company introduces such transactions to affiliates and Pershing for clearance and settlement, the clearing firm may look to the Company to meet obligations incurred if either counterparty does not perform. A majority of the Company's customers are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The contractual amount of purchase and sale transactions for the Company at March 31, 2014 was approximately $85,644 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

(dollars in thousands)

13. Regulatory Developments

Recent changes in regulation resulting from financial regulatory reforms could have a significant impact on the Company's business, financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") has broadly impacted the financial services industry, bringing with it significant regulatory and compliance changes. Many of the requirements called for in the Dodd Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. However during 2013 the CFTC implemented rules requiring the mandatory clearing of certain credit default swaps and interest rate swaps between dealers, and between swap dealers and non-dealer financial institutions. The CFTC has started to make determinations regarding which swaps must be traded on swap execution facilities or exchanges. Additionally the CFTC has mandated that certain interest rate swaps and credit default swaps are now subject to these trade execution requirements. Further similar CFTC determinations are expected to be made during 2014.

The Dodd-Frank Act may impact the manner in which we market our products, and manage our business and operations, all of which while not anticipated to, could in the future impact our results of operations, financial condition and liquidity. However given the uncertainty associated with the manner in which the remaining provisions of the Dodd Frank Act will be implemented by the various regulatory agencies and through regulation, the full extent of the impact such requirements will have on the Company's operation is unclear at this time.

The Company continues to engage with industry peers and regulators on the aspects of open and fair access to markets, and the functioning of interdealer brokers ("IDBs") in these markets. Overall, it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Some of these changes will create both opportunities and challenges for IDB's. Therefore the Company will continue to remain engaged with its industry peers and regulators in the formulation of final regulation in order to help our clients address these changes as well as ensure that the Company is properly positioned to respond to the changes.

During 2013 an affiliate of the Company was created and was registered as a Swap Execution Facility ("SEF") in accordance with CFTC rules. The affiliate SEF will operate pursuant to the oversight and regulatory requirements of the CFTC.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through May 19, 2014. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2014 or for the year then ended.

pwc

To the Member of ICAP Electronic Broking LLC:

In planning and performing our audit of the financial statements of ICAP Electronic Broking LLC (the "Company") as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies,

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 19, 2014

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